Exhibit 99.89

DeFi Technologies Provides Monthly Corporate Update: Subsidiary Valour Scales to Record C$699.5 Million in Assets Under Management Up 40.7% from Previous Month

●	Record-Setting AUM Growth: Valour reached a historic high with C$699.5 million in Assets Under Management (“AUM”), reflecting a 40.7% increase from the previous month, which underscores strong investor confidence and significant market growth.

●	Exceptional Market Activity and Growth: February showcased robust market activities for Valour, with a reported total turnover of approximately C$148.36 million and substantial total inflows of C$16.62 million. This demonstrates active market engagement and a strong alignment with current investment trends.

●	The Success of Valour’s Solana ETP: The Valour Solana ETP has significantly contributed to both the overall AUM and the Company's revenues, with net inflows of C$4.89 million recorded in February. The AUM for the Valour Solana ETP has seen considerable growth, now standing at C$290.3 million, which also reflects positively on the company-wide AUM.

Toronto, Canada, March 4, 2024 - DeFi Technologies Inc. (the “Company” or “DeFi Technologies”) (NEO: DEFI) (GR: RB9) (OTC: DEFTF), a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (“DeFi”), is pleased to announce that its subsidiary, Valour Inc., and Valour Digital Securities Limited (together, "Valour"), a leading issuer of exchange traded products ("ETPs") that provide simplified access to digital assets, scales to record C$699.5 Million in assets under management (“AUM”) as of February 28, 2024, an increase of 40.7% from the previous month.

The significant ascent in AUM to C$699.5 Million, marking a notable 40.7% month-over-month growth, not only reflects continuous net inflows but also the increase in the prices of underlying assets. This substantial growth underscores the enduring appeal and market demand for Valour's ETPs. In February, Valour's market activities were highlighted by a total turnover of approximately C$148.36 million with an average daily turnover of C$7.81 million, indicating strong market performance and active investor engagement. Additionally, this period saw significant total inflows of about C$16.62 million, pushing Valour's cumulative net sales to C$554.5 million, up from January's C$532.9 million, further demonstrating Valour's ETPs' alignment with prevailing investment trends and the vibrant digital asset ecosystem.

A particular highlight of February was Valour Solana ETP, which saw net inflows of C$4.89 million, increasing its AUM to C$290.3 million. This product's performance is a key component of the Company’s overall success, showcasing the financial viability and growing investor interest in this specific digital asset offering.

"We are immensely proud of Valour's historic achievement this month, with our AUM soaring to a record C$699.5 million, up over 40% from the previous month, demonstrating our commitment and the increasing trust from our investors. Particularly noteworthy is the performance of our Solana-based ETP, which attracted net inflows of C$4.89 million, contributing significantly to this growth. This success not only highlights the strong market demand for our innovative ETP products but also our ability to provide investors with diversified, secure, and accessible digital asset investment options. We are committed to continuing this trajectory and enhancing our digital asset offerings," said Olivier Roussy Newton, CEO of DeFi Technologies.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of professionals with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

About Valour

Valour Inc. issues exchange traded products (ETPs) that enable retail and institutional investors to access digital assets like Bitcoin in a simple and secure way via their traditional bank account. Established in 2019, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF).

For more information on Valour, visit https://valour.com

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the growth of AUM; listing of future ETPs; investor interest and confidence in digital assets; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of decentralised finance and cryptocurrency sector; rules and regulations with respect to decentralised finance and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information, please contact:

Investor Relations DeFi Technologies

ir@defi.tech